AMQUEST HOLDINGS, INC.

Lot 802, 8th Floor

Wisma Cosway, Jalan Raja Chulan,

50200 Kuala Lumpur, Malaysia

December 28, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AmQuest Holdings, Inc. Request for Withdrawal of Registration Statement on Form 10-12G Filed November 17, 2010 File No. 000-54201

Dear Ladies and Gentlemen:

AmQuest Holdings, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-54201) (the “Form 10”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 17, 2010 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Form 10 is being withdrawn to prevent it from automatically becoming effective on January 16, 2011 pursuant to Section 12(g)(1) of the Exchange Act.  The Company is in the process of responding to comments to the Form 10 made by the Commission in its letter to the Company dated December 14, 2010.  The Company intends to re-file the Form 10 after responding to the Commission’s comments.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at the address listed above.

Thank you for your attention.

Very truly yours,

AMQUEST HOLDINGS, INC.

By:	/s/ Yap Peck Yoong
Name:	Yap Peck Yoong
Title:	President